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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                      PINE VALLEY ACQUISITION CORPORATION
                                      AND

                                   VIAD CORP
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------


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             PETER J. NOVAK, ESQ.                                 Copy to:
      VICE PRESIDENT AND GENERAL COUNSEL                  FRANK M. PLACENTI, ESQ.
                  VIAD CORP                                    BRYAN CAVE LLP
    1850 NORTH CENTRAL AVENUE, SUITE 2212          2800 NORTH CENTRAL AVENUE, SUITE 2100
         PHOENIX, ARIZONA 85077-2212                    PHOENIX, ARIZONA 85004-1098
          (602) 207-4000 (TELEPHONE)                     (602) 230-7000 (TELEPHONE)
             (602) 207-5480 (FAX)                           (602) 266-5938 (FAX)
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON
              BEHALF OF BIDDERS)
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 10, 1998 (the "Statement") relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the
"Shares"), of MoneyGram Payment Systems, Inc., a Delaware corporation (the
"Company"), at a price per Share of $17.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's
Offer to Purchase dated April 10, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached hereto as
Exhibits (a)(1) and (a)(2), respectively.



     Capitalized terms not separately defined herein shall have the meaning specified in the Statement.



ITEM 10.  ADDITIONAL INFORMATION.



     Item 10(e) is hereby supplemented as follows:



     On April 15, 1998, Taam Associates, Inc. and Harbor Finance Partners (collectively, the "Plaintiffs") filed and served an Amended Class Action Complaint for Civil Actions Nos. 16305-NC and 16306-NC restating the allegations in the original Complaints, filed on April 6, 1998, and alleging, among other things, that the omission of certain information relating to the Company's first quarter 1998 earnings and financial information relied upon by Morgan Stanley in rendering its fairness opinion violated the directors' fiduciary duties to the Company's stockholders.



     In addition, on April 15, 1998, the Plaintiffs filed a Motion for a Preliminary Injunction seeking an order enjoining the defendants from proceeding with and consummation or otherwise closing the Offer, and requiring the Defendants to supplement the materials furnished to the Company's stockholders by disclosing all allegedly material facts and correcting the alleged omissions described in the Amended Class Action Complaint. On that same day, the Plaintiffs also filed a Motion for Expedited Proceedings requesting that the Court hear the Motion for a Preliminary Injunction prior to May 8, 1998, the consummation date for the Offer.



     Attached hereto as Exhibits 99(g)(3), 99(g)(4) and 99(g)(5), respectively, and incorporated herein by reference, are copies of the Amended Class Action Complaint, the Motion for Preliminary Injunction and the Motion for Expedited Proceedings.



     Item 11 is hereby supplemented as follows:



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(g)(3)     Amended Class Action Complaint file in Taam v. Calvano et.
           al., and Harbor v. Calvano et. al.,
           Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
(g)(4) Motion for Preliminary Injunction filed in Taam v. Calvano et. al., and Harbor v. Calvano et. al.,
           Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
(g)(5) Motion for Expedited Proceedings filed in Taam v. Calvano et. al., and Harbor v. Calvano et. al.,
           Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          PINE VALLEY ACQUISITION CORPORATION


                                          By:      /s/ SCOTT E. SAYRE


                                            ------------------------------------


                                          Name:        Scott E. Sayre


                                              ----------------------------------


                                          Title:       Secretary


                                             -----------------------------------

                                          VIAD CORP


                                          By:      /s/ SCOTT E. SAYRE


                                            ------------------------------------


                                          Name:        Scott E. Sayre


                                              ----------------------------------


                                          Title:       Secretary


                                             -----------------------------------


                                          Title:  Secretary and Associate
                                                  General Counsel


                                              ----------------------------------


April 16, 1998

                                 EXHIBIT INDEX


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
 EXHIBIT
   NO.
 -------
(a)(1)*    Offer to Purchase dated April 10, 1998
(a)(2)*    Letter of Transmittal
(a)(3)*    Notice of Guaranteed Delivery
(a)(4)* Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
(a)(5)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)* Form of Summary Advertisement as published in The New York Times (National Edition) on April 10, 1998
(a)(8)*    Press Release issued by Parent on April 6, 1998
(a)(9)*    Press Release issued by Parent on April 10, 1998
(b)(1)(a)* Amended and Restated Credit Agreement, dated as of July 24,
           1996, among Parent and the Banks named therein, Citicorp USA, Inc. and Bank of America National Trust and Savings Association
(b)(1)(b)* First Amended dated as of August 1, 1997 to Amended and
           Restated Credit Agreement
(b)(1)(c)* Second Amended dated as of September 11, 1997 to Amended and
           Restated Credit Agreement
(c)(1)* Agreement and Plan of Merger, dated as of April 4, 1998, among Parent, Purchaser and the Company
(c)(2)* Confidentiality Agreement, dated as of February 11, 1998 between Parent and the Company
(g)(1)* Complaint filed in Taam v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle County, April 9, 1998.
(g)(2)* Complaint filed in Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle County, April 9, 1998.
(g)(3) Amended Class Action Complaint filed in Taam v. Calvano et. al., and Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
(g)(4) Motion for Preliminary Injunction filed in Taam v. Calvano et. al., and Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
(g)(5) Motion for Expedited Proceedings filed in Taam v. Calvano et. al., and Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle County, April 14, 1998.
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* Previously filed.


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

                                                                EXHIBIT 99(a)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                                       AT

                              $17.00 NET PER SHARE
                                       BY

                      PINE VALLEY ACQUISITION CORPORATION
                           A WHOLLY OWNED SUBSIDIARY
                                       OF

                                   VIAD CORP

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME,
             ON FRIDAY, MAY 8, 1998, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES OF MONEYGRAM PAYMENT SYSTEMS, INC. ("COMPANY") THAT SHALL CONSTITUTE A MAJORITY OF THE THEN OUTSTANDING SHARES OF THE COMPANY ON A FULLY DILUTED BASIS; (2) THE EXPIRATION OR TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED; AND (3) CERTAIN OTHER CONDITIONS, ANY OF WHICH CONDITIONS MAY BE WAIVED BY THE PARENT. THE MINIMUM CONDITION MAY ONLY BE WAIVED BY PURCHASER WITH THE PRIOR APPROVAL OF THE COMPANY. SEE SECTION 15 WHICH SETS FORTH IN FULL THE CONDITIONS OF THE OFFER.
                            ------------------------

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his or her shares of Common Stock, par value $.01 per share, of the Company ("Shares") should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

    Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                            ------------------------

                      The Dealer Manager for the Offer is:
                              SALOMON SMITH BARNEY
April 10, 1998
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                               TABLE OF CONTENTS

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                                                              PAGE
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INTRODUCTION................................................    1
1.  TERMS OF THE OFFER......................................    3
2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES...........    4
3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING
    SHARES..................................................    6
4.  WITHDRAWAL RIGHTS.......................................    8
5.  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...............    9
6.  PRICE RANGE OF SHARES; DIVIDENDS........................   10
7.  CERTAIN INFORMATION CONCERNING THE COMPANY..............   11
8.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.....   15
9.  SOURCES AND AMOUNTS OF FUNDS............................   19
10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY......   20
11. THE OFFER AND MERGER; MERGER AGREEMENT..................   23
12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE
    COMPANY.................................................   32
13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES;
    EXCHANGE ACT LISTING; EXCHANGE ACT REGISTRATION; MARGIN
    REGULATIONS.............................................   34
14. DIVIDENDS AND DISTRIBUTIONS.............................   35
15. CERTAIN CONDITIONS TO THE OFFER.........................   35
16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.............   36
17. FEES AND EXPENSES.......................................   39
18. MISCELLANEOUS...........................................   39
Schedule I -- Directors and Executive Officers of Parent and
  Purchaser.................................................  I-1
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